FORM OF

                    American Variable Insurance Series
                                 (the Series)

                          PLAN PURSUANT TO RULE 18f-3

 The Series hereby adopts this plan pursuant to rule 18f-3 under the Investment Company Act of 1940 (the 1940 Act), setting forth the separate arrangement and expense allocation of each class of shares. Any material amendment to this plan is subject to prior approval of the Board of Trustees, including a majority of the independent Trustees.

                             CLASS CHARACTERISTICS

CLASS 1 SHARES:    Class 1 shares are not subject to either an initial or
                    contingent deferred sales charge nor are they subject to
                   any Rule 12b-1 fee.
CLASS 2 SHARES:    Class 2 shares are not subject to a sales charge but are
                   subject to a Rule 12b-1 fee of 0.25% per annum of the average daily net assets of the class.

                         INCOME AND EXPENSE ALLOCATIONS

Income, any realized and unrealized capital gains and losses, and expenses not allocated to a particular class, will be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Series.

                          DIVIDENDS AND DISTRIBUTIONS

Dividends and other distributions paid by the Series to each class of shares, to the extent paid, will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a particular class may be different from that paid by another class because of Rule 12b-1 fees and other expenses borne exclusively by that class.

                       EXCHANGE AND CONVERSION PRIVILEGE

Each class of shares is generally not exchangeable or subject to conversion.

                                    GENERAL

A. Each class of shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

B. On an ongoing basis, the Board, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Series for the existence of any material conflicts among the interests of its classes. The Board, including a majority of the independent Trustees, shall take such action as is reasonably necessary to eliminate any such conflicts that may develop. Capital Research and Management Company, the Series' investment adviser, will be responsible for reporting any potential or existing conflicts to the Trustees.

C. For purposes of expressing an opinion on the financial statements of the Series, the methodology and procedures for calculating the net asset value and dividend/distributions of the Series' classes and the proper allocation of income and expenses among such classes will be examined annually by the Series' independent auditors who, in performing such examination, shall consider the factors set forth in the relevant auditing standards adopted, from time to time by the American Institute of Certified Public Accountants.


Dated:  April 1, 1997